UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 3, 2025

(Date of earliest event reported)

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 West Erie Street

Suite 100

Chicago, Illinois 60654

(Full mailing address of principal executive offices)

312-750-0900

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Income & Growth Bonds

ITEM I. FUNDAMENTAL CHANGES

On February 10, 2025, Trilogy Multifamily Income & Growth Holdings I, LLC (the “Company”), through our wholly owned subsidiary TF Noca Blu, LLC (“TF Noca Blu”), entered into a certain purchase and sale agreement, as amended, (the “Purchase and Sale Agreement”) by and among certain sellers and Morgan Properties Acquisition Company LLC, as the purchaser, (the “Purchaser”) to sell the 138-unit multifamily property located in Chicago, IL commonly referred to as Noca Blu (the “Noca Blu Property”). The Noca Blu Property is a 138-unit multifamily property consisting of one building on 0.7 acres of land located at 2340 N California Avenue, Chicago, IL 60647. TF Noca Blu sold the property on April 3, 2025. The allocated purchase price for the property was $39,400,000. The net proceeds from the sale of the Noca Blu Property were $18,390,440.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

6.1	Purchase and Sale Agreement by and among TF Noca Blu, LLC and certain sellers, and Morgan Properties Acquisition Company LLC, as the purchaser, dated February 10, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf.

Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company

By:	/s/ Marc Henny
Name:	Marc Henny
Its:	Chief Financial Officer

Date: April 10, 2025

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